Exhibit 5.3

Angela Ho & Associates

Room 2507, 25/F., Tower 1

Lippo Centre, 89 Queensway

Hong Kong SAR

To:	Fortune Valley Treasures, Inc.
DaXingHuaShang Investment (Hong Kong) Ltd
Jiujiu (HK) Industry Limited

30 December 2022

Dear Sirs,

Re: Confirmation Letter

1. INTRODUCTION

1.1 We are acting as Hong Kong legal advisers to DaXingHuaShang Investment (Hong Kong) Ltd and Jiujiu (HK) Industry Limited, each a subsidiary of Fortune Valley Treasures, Inc. (collectively, the “Company”) in respect of certain issues regarding Hong Kong laws. For any documents that are governed by PRC and foreign law, we shall provide our comments based solely on the commercial terms therein. We have made no investigation of and express no opinion/confirmation as to any law other than Hong Kong law in force at and as interpreted at the date of this confirmation. We are not qualified to, and we do not, express any confirmation on the laws of any other jurisdiction.

1.2 We have been asked to provide confirmation on the following matters as regards to Form S-1A: (i) Enforceability of civil liabilities in Hong Kong; (ii) Regulations in relation to the Personal Data (Privacy) Ordinance in Hong Kong; (iii) Regulations in relation to the Competition Ordinance in Hong Kong; and (iv) The impact of the enactment of the Hong Kong National Security Law on the Hong Kong holding subsidiary.

1.3 Capitalized terms used herein shall have the same meanings set out in the Form S-1A unless the context otherwise requires.

1.4 The confirmation in this letter is strictly limited to the matters stated in Paragraph 2 and do not extend to any other matters.

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2. THE CONFIRMATION

Risks Related to Operations in Hong Kong

Political risks associated with conducting business in Hong Kong.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.”

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the National People’s Congress of the PRC (“NPC”) in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

The effect of HKAA and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”).

On June 30, 2020, the Standing Committee of the PRC NPC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties.

On July 14, 2020, the former U.S. President Donald Trump signed the HKAA, into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong.

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Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. There may be difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions, and the ability of U.S. authorities to bring actions in China may also be limited.

On July 14, 2006, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the PRC and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned, or the 2006 Arrangement, pursuant to which a party with a final court judgment rendered by a Hong Kong court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in the PRC. Similarly, a party with a final judgment rendered by a PRC court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of the judgment in Hong Kong. A choice of court agreement in writing is defined as any agreement in writing entered into between parties after the effective date of the 2006 Arrangement in which a Hong Kong court or a PRC court is expressly designated as the court having sole jurisdiction for the dispute. Therefore, it is not possible to enforce a judgment rendered by a Hong Kong court in the PRC if the parties in dispute have not agreed to enter into a choice of court agreement in writing. The 2006 Arrangement became effective on August 1, 2008.

Subsequently on January 18, 2019, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters between the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the Arrangement, pursuant to which, among other things, the scope of application was widened to cover both monetary and non-monetary judgments in most civil and commercial matters, including effective judgments on civil compensation in criminal cases. In addition, the requirement of a choice of court agreement in writing has been removed. It is no longer necessary for parties to agree to enter into a choice of court agreement in writing, as long as it can be shown that there is a connection between the dispute and the requesting place, such as place of the defendant’s residence, place of the defendant’s business or place of performance of the contract or tort. The 2019 Arrangement shall apply to judgments in civil and commercial matters made on or after its effective date by the courts of both sides. The 2006 Arrangement shall be terminated on the same day when the 2019 Arrangement comes into effect. If a “written choice of court agreement” has been signed by parties according to the 2006 Arrangement prior to the effective date of the 2019 Arrangement, the 2006 Arrangement shall still apply.

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The 2019 Arrangement will be implemented by local legislation in Hong Kong. The Legislative Council in Hong Kong has passed the Mainland Judgments in Civil and Commercial Matters (Reciprocal Enforcement) Ordinance on 26 October 2022. The Chief Judge of the Hong Kong High Court will make rules to provide for the relevant practice and procedures. In the PRC, the Supreme People’s Court will promulgate a judicial interpretation to implement the 2019 Arrangement. When the rules and the judicial interpretation have been prepared, the Department of Justice in Hong Kong will liaise with the PRC as to the date on which the 2019 Arrangement will take effect in both places simultaneously. The 2019 Arrangement will apply to judgments made on or after the commencement date of the 2019 Arrangement. Therefore, there are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Regulations related to Business Operations in Hong Kong

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Cap. 486, Laws of Hong Kong) (the “PDPO”) passed in 1995 and took effect from December 1996 (except certain provisions). The PDPO underwent major amendments in 2012, the most significant of which being the introduction of direct marketing provisions and other additional protection to cope with new privacy challenges and address public concerns. In 2021, the PDPO underwent another major amendments. The amendments aim to combat doxxing acts that are intrusive to personal data privacy, through the criminalisation of doxxing acts, and conferring on the Privacy Commissioner for Personal Data statutory powers to issue cessation notices demanding the cessation or restriction of disclosure of doxxing content. The amendments also confer on the Privacy Commissioner power to conduct criminal investigation and institute prosecution for doxxing cases, so as to strengthen enforcement against doxxing cases.

The PDPO is applicable to both the private and the public sectors. It is technology-neutral and principle-based. The Data Protection Principles (“DPPs” or “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully-informed basis and in a fair manner, with due consideration towards minimising the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given the right to access and make correction to their data.

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DPP1 Purpose and Manner of Collection

DPP1 provides that personal data shall only be collected for a lawful purpose directly related to a function or activity of the data user. The data collected should be necessary and adequate but not excessive for such purpose. The means of collection should be lawful and fair. If we collect personal data from data subjects directly, we should inform the data subjects whether it is obligatory or voluntary to supply the data, the purpose of using their data and the classes of person to whom their data may be transferred. We should also inform them of the right and means to request access to and correction of their data.

DPP2 Accuracy and Duration of Retention

DPP2 requires data users to take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for the fulfillment of the purpose for which the data is used. If we engage a data processor for handling personal data of other persons, we should adopt contractual or other means to ensure that the data processor comply with the mentioned retention requirement. Section 26 of PDPO requires data users to take all practicable steps to erase personal data that is no longer required for the purpose for which the data is used, unless erasure is prohibited by law or is not in the public interest. Section 26 could be engaged when a data user fails to respond to a complaint or request from a data subject for erasure of personal data. This situation attracts a heavier criminal gravity than just keeping the data longer than is necessary under DPP2. Contravention of the requirement under section 26 is an offence, punishable by a fine of up to HK$10,000.

DPP3 Use of Data

DPP3 prohibits the use of personal data for any new purpose which is not or is unrelated to the original purpose when collecting the data, unless with the data subject’s express and voluntary consent. A data subject can withdraw his/her consent previously given by written notice. Regarding restrictions on use of personal data, Part 6A of the PDPO further requires that data users must obtain informed consent before using a data subject’s personal data for direct marketing or transferring the data to a third party for direct marketing. The consent must be an explicit indication by the data subject and broadly covers an indication of no objection. In other words, silence cannot constitute consent. Besides, the consent must be an informed one. The data user must inform the data subject of the intention to use his/her personal data for direct marketing, the fact that the data user cannot so use the data unless with consent of the data subject, the kinds of personal data to be used, the classes of marketing subjects to be involved. The data user must also notify the data subject of the right to opt out. If the data user intends to transfer the data to a third party for direct marketing, he/she should inform the data subject of such intention, the classes of transferees, the classes of marketing subjects to be involved and the fact that the transfer is for a gain, etc.

DPP4 Data Security

DPP4 requires that data users take all practicable steps to protect the personal data they hold against unauthorised or accidental access, processing, erasure, loss or use. Data users should have particular regard to the nature of the data, the potential harm if those events happen, measures taken for ensuring the integrity, prudence and competence of persons having access to the data, etc. If we engage a data processor to process the personal data held, we must adopt contractual or other means to ensure that the data processor comply with the mentioned data security requirement.

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DPP5 Openness and Transparency

DPP5 obliges data users to take all practicable steps to ensure openness of their personal data policies and practices, the kind of personal data held and the main purposes for holding it.

DPP 6 Access and Correction

DPP6 provides data subjects with the right to request access to and correction of their own personal data. A data user should give reasons when refusing a data subject’s request to access to or correction of his/her personal data. DPP6 is supplemented by detailed provisions in Part 5 of the PDPO which cover the manner and timeframe for compliance with data access requests and data correction requests, the circumstances in which a data user may refuse such requests, etc. Data users are also required to maintain a log book to record all refusals made.

Enforcement

The Office of the Privacy Commissioner for Personal Data (“the Commissioner”) was established under PDPO as the dedicated data privacy regulator. When the Commissioner receives a complaint or has reasonable grounds to believe there may be a contravention of PDPO, the Commissioner may conduct an investigation of the suspected contravention and publish a report setting out the investigation results and recommendations if it is in the public interest to do so. If, upon completion of an investigation, it is found that the relevant data user is contravening or has contravened PDPO, the Commissioner may issue an enforcement notice to the data user directing remedial and/or preventive steps to be taken.

Contravention of a DPP is not an offence. However, contravention of certain provisions of PDPO is an offence. The Commissioner may carry out criminal investigation and institute prosecution for offences under section 64 of the PDPO regarding doxxing-related offences and the direct marketing provisions etc, as well as certain relevant offences. Depending on the severity of the cases, the Commissioner will decide whether to exercise the prosecution power in his or her own name, or refer cases involving suspected commission of other offences to the Police or the Department of Justice for following up.

Data subjects may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner thinks fit to do so. In addition, the Commissioner may proactively carry out an inspection of a personal data system of a data user or a class of data users for the purpose of making recommendations on how compliance may be enhanced by the data user(s). The Commissioner is also empowered to issue codes of practices to provide practical guidance on how to comply with the requirements under PDPO. Non-compliance with a code of practice itself is not an offence but can be a proof of contravention of the relevant requirement under PDPO.

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Exemptions

PDPO provides a number of exemptions from some compliance requirements under particular circumstances. Examples include crime prevention or prosecution, security and defence, statistics and research, news activity, protecting a data subject’s health etc. There is also an exemption if the use of personal data is required or authorised by law or court order or is required for exercising or defending legal rights in Hong Kong. An exemption is a defence for a data user to avoid liability when he/she fails to comply with certain compliance requirements under PDPO.

Laws/regulations in Hong Kong that may result in oversight over data security

The Organized and Serious Crime Ordinance (“OSCO”) is one of the major statutory exceptions to the duty of confidentiality over data security. A person is required under OSCO to make a disclosure to authorised officers (eg, police officers) where that person knows or suspects that any property, among others, in whole or in part directly or indirectly represents the proceeds of an indictable offence. In the context of the Company’s business and the offering, this may require the disclosure to an authorised officer of information subject to the duty of confidentiality.

Persons who come into possession of official information relating to security or intelligence services, defence, international relations or criminal investigations are, under certain circumstances, prohibited under the Official Secrets Ordinance from disclosing such information. The Official Secrets Ordinance is unlikely to be relevant to an investigation unless the person being investigated has a relationship with a government that would put that person in a position such that it is likely to receive such information.

Under the Hong Kong National Security Law, it is an offence to unlawfully provide state secrets or intelligence concerning national security to a foreign country or an institution, organisation or individual outside the mainland, Hong Kong and Macao of the People’s Republic of China. For this purpose, state secrets and intelligence concerning national security are to be defined and determined under PRC law.

Competition Ordinance

The Competition Ordinance (Cap. 619, Laws of Hong Kong) (“Competition Ordinance”) is to prohibit conduct that prevents, restricts or distorts competition in Hong Kong. It also aims to prohibit mergers that substantially lessen competition in Hong Kong and to provide for incidental and connected matters.

The Competition Ordinance includes:

● The First Conduct Rule, which prohibits undertakings from making or giving effect to agreements or engaging in a concerted practice, or, as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong;

● The Second Conduct rule, which prohibits undertakings which have a substantial degree of market power in a market to abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong; and

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● The Merger Rule, which prohibits undertakings to directly or indirectly carry out a merger that has, or is likely to have, the effect of substantially lessening competition in Hong Kong.

Upon breach, the Competition Tribunal may impose pecuniary penalty, director disqualifications, and prohibition, damage and other orders on offenders. For pecuniary penalty, section 93 of the Competition Ordinance enables the Competition Tribunal to award a penalty up to 10% of the turnover of the undertakings involved for up to three years in which the contravention occurs.

Enforceability of Civil Liabilities in Hong Kong

Foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, the judgment is for a definite sum of money in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the judgment is a final and conclusive and has not been stayed or satisfied in full, the judgment is from a competent court, the judgment was not obtained by fraud, misrepresentation or mistake nor obtained in proceedings which contravenes the rules of natural justice and the enforcement of the judgment is not contrary to public policy in Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

3. SCOPE OF THIS LETTER

3.1 This confirmation relates only to Hong Kong law at the date of this confirmation.

3.2 We express no opinion/confirmation on the laws of any other jurisdiction.

3.3 We express no opinion/confirmation on matters of fact.

4. MISCELLANEOUS

4.1 This confirmation is addressed to you on condition that it is solely for you and the Company and is not to be relied upon by anyone else.

4.2 This confirmation is strictly limited to the matters stated herein and to the laws of Hong Kong as at the date hereof and is not to be read as extending by implication or otherwise to any other matter not expressly disclosed herein.

4.3 This confirmation shall be governed by and construed in accordance with the laws of Hong Kong.

Yours faithfully,

/s/ Angela Ho & Associates
Angela Ho & Associates

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